SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under The Securities Exchange Act of 1934
                               (Amendment No. 5)*


                          Winton Financial Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   9776446104
                                 (CUSIP Number)


                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).


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CUSIP    No.      9776446104

1)       Name of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Persons

         Star Bank, N.A., Trustee of the Winton Financial Corporation Employee Stock Ownership Plan

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2)       Check the Appropriate Box if a Member of a Group

         (a)                                (b) [X]

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3)       SEC Use Only


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4)       Citizenship or Place of Organization :      United States

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Number of Shares:                       5)       Sole Voting Power:   0
Beneficially
Owned By                                6)       Shared Voting Power:   0
Each
Reporting                               7)       Sole Dispositive Power:  0
Person
With                                    8)       Shared Dispositive Power:  0

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9)       Aggregate Amount Beneficially Owned By Each Reporting Person:
         0  (See Item 4.)

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10)      Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares
         (See Instructions)  |X|  See Item 4.

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11       Percent of Class Represented by Amount in Row 9:     0%

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12)      Type of Reporting Person (See Instructions):         BK


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CUSIP    No.      9776446104

1)       Name of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Persons

         Winton Financial Corporation Employee Stock Ownership Plan

-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group

         (a)                                (b)  [X]

-------------------------------------------------------------------------------

3)       SEC Use Only

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4)       Citizenship or Place of Organization:       Ohio

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Number of Shares:                   5)       Sole Voting Power:   0
Beneficially
Owned By                            6)       Shared Voting Power:   0
Each
Reporting                           7)       Sole Dispositive Power:  0
Person
With                                8)       Shared Dispositive Power:  156,481

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9)       Aggregate Amount Beneficially Owned By Each Reporting Person: 156,481

-------------------------------------------------------------------------------
10) Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row 9:     7.8%


-------------------------------------------------------------------------------
12)      Type of Reporting Person (See Instructions):         EP


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


Item 1 (a)        Name of Issuer

                  Winton Financial Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  5511 Cheviot Road
                  Cincinnati, OH 45239

Item 2(a)         Name of Person Filing

                  Star Bank, N.A.

                  Winton Financial Corporation Employee Stock Ownership Plan

Item 2(b)         Address of Principal Business Office or, if none, Residence

                  Star Bank, N.A.                 Winton Financial Corporation
                  P.O. Box 118                    Employee Stock Ownership Plan
                  Cincinnati, OH  45201           c/o Star Bank, N.A., trustee
                                                  P. O. Box 118
                                                  Cincinnati, OH  45201


Item 2(c)         Citizenship

                  Star Bank, N.A.: Organized under the laws of the United States

                  Winton Financial Corporation Employee Stock Ownership Plan:
                  Organized in Ohio

Item 2(d)         Title and Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number

                  9776446104


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


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a)        Broker or Dealer registered under Section 15 of the Act

    (b)   |X|  Bank as defined in Section 3(a)(6) of the Act

    (c)        Insurance Company as defined in Section 3(a)(19) of the Act

    (d) Investment Company registered under Section 8 of the Investment Company Act

    (e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940

    (f)   |X|  Employee  Benefit Plan or Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

    (g)        Parent Holding Company in accordance with ss. 240.13d-1(b)(ii)(G)

    (h)        Group in accordance with ss. 240.13d-1(b)(1)(ii)(H)

Item 4.          Ownership

    (a)      Amount Beneficially Owned:

             Star Bank, N.A:  0

             Winton Financial Corporation Employee Stock Ownership Plan: 156,481

    (b)      Percent of Class

             Star Bank, N.A:  0

             Winton Financial Corporation Employee Stock Ownership Plan:  7.8%

    (c)      Number of shares as to which such person has:

             (i)    Sole power to vote or to direct vote  See below

             (ii)   Shared power to vote or to direct vote  See below

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
             (iii) Sole power to dispose or direct the disposition of See below

             (iv)   Shared power to dispose or direct disposition of  See below

     At December 31, 1997, there were 156,481 common shares of Winton Financial Corporation Employee Stock Ownership Plan (the "ESOP" or "Plan"). Star Bank, N.A., is the trustee of the Plan. As of December 31, 1997, 156,481 shares held by the plan have been allocated to plan participants.

     Under the terms of the Plan and related Trust Agreement, the trustee votes all shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares for which no voting instructions have been given, the trustee votes such shares in the same proportion as the shares for which voting instructions were received.

     The Trust Agreement provides that, except as otherwise provided in the Plan, the trustee shall vote the shares held by the ESOP as directed by the ESOP Committee of the Board of Directors of Winton Financial Corporation. Thus the ESOP Committee can direct voting of shares held by the Plan only if none of the participants to whom shares have been allocated provides voting instructions.

     The Securities and Exchange Commission has taken the position that the trustee of an employee stock ownership plan is the beneficial owner of shares for which no voting instructions have been received.

     At December 31, 1997, there were no pending matters for shareholder votes. Therefore, Star Bank, N.A., has determined that, at that date, it had no power to vote any of the shares held by the Plan because before the next anticipated shareholder vote, participants were still able to direct the voting of their shares and, without any voting instruction, the ESOP Committee would direct the voting.

     Star Bank, N.A., has no power to dispose of the shares, except as specifically directed by the Plan to pay participants.

Item 5.         Ownership of Five Percent or Less of a Class

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|. See Item 4 above.

                Instruction: Dissolution of a group requires a response to this item.

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person

                Inapplicable


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
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                Inapplicable

Item 8.         Identification and Classification of Members of the Group

                Inapplicable

Item 9.         Notice of Dissolution of Group

                Inapplicable

Item 10.        Certification

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

                                          STAR BANK, NA



1/30/98                                   By:      Paul A. Carl
Date
                                                   Paul A. Carl
                                                   Trustee


                                           WINTON FINANCIAL CORPORATION
                                             EMPLOYEE STOCK OWNERSHIP
                                             PLAN


1/30/98                                    By:      Star Bank, N.A., Trustee
Date
                                           By:      Paul A. Carl

                                                    Paul A. Carl
                                                    Trustee


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


                                    EXHIBIT A

                           AGREEMENT FOR JOINT FILING
                                 OF SCHEDULE 13G


The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Winton Financial Corporation, an Ohio Corporation, shall be and is, filed on behalf of each of the undersigned



                                           STAR BANK, NA



1/30/98                                    By:      Paul A. Carl
Date
                                                    Paul A. Carl
                                                    Trustee



                                           WINTON FINANCIAL CORPORATION
                                             EMPLOYEE STOCK OWNERSHIP
                                             PLAN


1/30/98                                    By:      Star Bank, N.A., Trustee
Date
                                           By:      Paul A. Carl

                                                    Paul A. Carl
                                                    Trustee






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